

Mail Stop 3720

October 4, 2006

Ilan Kenig
Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Dr.
Burnaby BC V5J 5B9
Canada

> **RE**: **Unity Wireless Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 15, 2006**
> **File No. 0-30620**

Dear Mr. Kenig:

We have reviewed your filing and your response letter filed on September 15, 2006 and have the following comments. We have limited our review to those matters raised in our prior comment letter dated September 1, 2006 and the additional comments set forth in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.   We are still considering your response to prior comment 1 of our letter dated September 1, 2006. In considering your response, we have reviewed your purchase agreement with Celletra, filed as Exhibit 2.1 with a Form 8-K on July 21, 2006, and note that you have omitted numerous sections and subsections of that agreement. We also note that you did not file a request for confidential treatment for the omitted portions of the purchase agreement. Furthermore, it appears that you omitted entire schedules and exhibits to the purchase agreement, but did not comply with Item 601(b)(2) of Regulation S-B. Please file the entire merger agreement as soon as possible. If you intend to omit exhibits and schedules to the purchase agreement in reliance on Item 602(b)(2) of Regulation S-B, please note that you may do so only if the information is not material to investors and you list the omitted exhibits and schedules in the exhibit index. In this regard, it appears that the escrow agreement set forth in Schedule 13(j) to the agreement may be material to investors. Lastly, provide us with a copy of the

entire purchase agreement, as well as all schedules and attachments to that agreement, as soon as possible so that we may better evaluate your response to our prior comment 1.

Voting Securities

2.   Where you disclose that three of your newly appointed or nominated directors have an interest in the approval of the increase in authorized shares, disclose that such an approval would result in their having voting and/or ownership control in the company as a result of the Celletra Ltd. acquisition. Provide similar disclosure under proposal 3 highlighting the change in control of the company.

Security Ownership of Certain Beneficial Owners and Management

3.   Revise the footnotes to the tables to identify the natural person(s) who possess voting or investment control over the shares held by Pitango Venture Capital Group, Charles River Ventures Group, Platinum Venture Capital Group, and Gemini Venture Capital Group.

4.   As requested by our prior comment 3, please include a separate column showing the total voting power currently held by each of your security holders. We note your disclosure that, while shareholder approval of your proposal to increase the number of authorized shares is necessary to allow Series B holders to possess 1,000 votes per share, approval of that proposal is not required to entitle Series A holders to 1,000 votes per Series A share.

Item III. Adoption of Amendment to Certificate of Incorporation

5.   In your response to this comment, and with a view towards further disclosure, tell us whether or not Celerica and Celletra were affiliated with one another prior to your acquisitions of each of those companies. In this regard, we note that a significant percentage of the outstanding shares of Series A stock issued in the Celerica acquisition, and a majority of the outstanding shares of Series B stock issued in the Celletra acquisition, were issued to SVM Star Venture Capital Group.

6.   We note that, if shareholders do not approve the increase in authorized shares of common stock, the holders of the Series B shares could demand that the company repurchase their Series B shares based upon the weighted average trading price of your common shares for the 30 day period prior to the demand. Using a recent trading price, please provide an example of the amount the company may have to pay to repurchase the Series B shares issued in the Celletra acquisition and discuss how you would be able to pay the amount.

* * * *

Please respond to these comments by filing a revised preliminary consent solicitation statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C and Rule 310 of Regulation S-T.

Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Dallas Pretty, CFO
   Via Facsimile: (604) 357-1148